STATEMENT OF INVESTMENTS

Dreyfus Short-Intermediate Government Fund

August 31, 2007 (Unaudited)

Bonds and Notes--112.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--60.9%				
Federal Home Loan Banks,				
Bonds, Ser. 555	4.13	10/26/07	10,325,000	10,308,583
Federal Home Loan Banks,				
Bonds, Ser. 579	4.38	10/3/08	7,000,000	6,946,730
Federal Home Loan Banks,				
Bonds, Ser. 584	4.50	10/12/07	18,500,000	18,484,515
Federal Home Loan Banks,				
Bonds, Ser. 593	4.63	10/24/07	10,895,000	10,883,909
Federal Home Loan Banks,				
Bonds, Ser. 617	4.75	1/11/08	8,760,000	8,745,090
Federal Home Loan Mortgage Corp.,				
Notes	5.00	9/17/07	2,900,000	2,899,742
Federal Home Loan Mortgage Corp.,				
Notes, Ser. 1	5.00	10/18/10	2,760,000	2,760,566
Federal Home Loan Mortgage Corp.,				
Notes	5.13	8/23/10	5,485,000	5,548,944
Federal Home Loan Mortgage Corp.,				
Notes	5.35	9/27/07	3,750,000 [a]	3,749,543
Federal Home Loan Mortgage Strips,				
Notes, Ser. 6 3/4	0.00	9/15/07	2,475,000	2,471,141
Federal National Mortgage				
Association Principal Strips,				
Notes	0.00	2/15/08	2,390,000	2,341,634
Federal National Mortgage				
Association, Notes	3.13	12/15/07	3,715,000	3,693,059
Federal National Mortgage				
Association, Notes, Ser. 1	3.90	2/28/08	6,265,000	6,224,096
Federal National Mortgage				
Association, Notes	4.20	6/8/09	5,800,000	5,746,971
Federal National Mortgage				
Association, Notes	4.38	9/7/07	2,775,000	2,774,750
Federal National Mortgage				
Association, Notes	5.00	2/13/08	2,265,000	2,262,384
Federal National Mortgage				
Association, Notes	5.00	2/27/08	10,100,000	10,086,517
Federal National Mortgage				
Association, Notes	6.63	9/15/09	3,250,000	3,371,186
Small Business Administration				
Participation, Gov't Gtd.				
Ctfs., Ser. 20G	6.85	7/1/17	2,960,422	3,048,642
				112,348,002
U.S. Government Agencies/Mortgage-Backed--35.7%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			315,034	302,424
4.00%, 5/1/08 - 4/1/10			16,975,770	16,595,655
4.50%, 2/1/10 - 9/1/14			3,683,452	3,629,630
5.00%, 5/1/10 - 1/1/11			5,824,559	5,788,302
Structured Pass-Through				
Secs., Ser. T-7, Cl. A6,				
7.03%, 8/25/28			135,557	134,989
Federal National Mortgage Association:				
4.00%, 2/1/10 - 10/1/10			3,928,091	3,817,842

4.50%, 11/1/14	1,710,615	1,683,793
5.00%, 12/1/09	1,724,859	1,722,638
5.50%, 9/1/14 - 4/1/16	1,660,640	1,667,001
Whole Loan, Ser. 2001-W2,		
Cl. AF6, 6.59%, 10/25/31	2,808,043 [a]	2,795,856
Whole Loan, Ser. 2001-W1,		
Cl. AF6, 6.90%, 7/25/31	1,225,182 [a]	1,220,350
Government National Mortgage Association I:		
Ser. 2004-43, Cl. A, 2.82%,		
12/16/19	570,543	551,857
Ser. 2004-97, Cl. AB,		
3.08%, 4/16/22	673,904	655,232
Ser. 2006-42, Cl. A, 3.30%,		
10/16/29	2,464,242	2,365,347
Ser. 2004-77, Cl. A, 3.40%,		
3/16/20	884,547	864,899
Ser. 2003-96, Cl. B, 3.61%,		
8/16/18	802,880	792,251
Ser. 2005-90, Cl. A, 3.76%,		
9/16/28	1,327,786	1,291,445
Ser. 2006-39, Cl. A, 3.77%,		
6/16/25	2,268,130	2,205,882
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	976,277	960,394
Ser. 2005-79, Cl. A, 4.00%,		
10/16/33	624,523	612,019
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	1,136,936	1,116,546
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	939,564	917,522
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	1,384,901	1,361,870
Ser. 2006-6, Cl. A, 4.05%,		
10/16/23	293,381	288,351
Ser. 2004-51, Cl. A, 4.15%,		
2/16/18	337,388	332,039
Ser. 2006-30, Cl. A, 4.18%,		
4/16/28	1,335,902	1,308,447
Ser. 2006-3, Cl. A, 4.21%,		
1/16/28	1,295,792	1,271,096
Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	1,606,776	1,585,079
Ser. 2006-5, Cl. A, 4.24%,		
7/16/29	1,747,750	1,715,054
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	518,434	510,264
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	430,251	424,443
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	1,057,370	1,042,323
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	770,435	759,337
Ser. 2006-18, Cl. A, 4.97%,		
12/16/21	2,829,204	2,813,223
Ser. 2006-32, Cl. A, 5.08%,		
1/16/30	902,598	898,885
		66,002,285

U.S. Government Securities--16.2%

U.S. Treasury Notes:

4.50%, 5/15/10	1,705,000 [b]	1,720,186

		Face Amount Covered by Contracts ($)	Value ($)
4.75%, 8/15/17		27,684,000 c	28,146,849
			29,867,035
Total Bonds and Notes			
(cost $208,375,778)			**208,217,322**
Options--.0%			
Call Options--.0%			
3-Month Floor USD Libor-BBA			
Interest Rate, January 2009 @ 4		11,300,000	**11,472**
Put Options--.0%			
U.S. Treasury 10-Year Notes			
September 2007 @ 104.50		3,500,000	**547**
Total Options			
(cost $34,488)			**12,019**

Short-Term Investments--.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.32%, 9/6/07		
(cost $1,072,356)	1,073,000 d	**1,072,764**

Other Investment--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,309,000)	2,309,000 e	**2,309,000**
Investment of Cash Collateral for Securities Loaned--.5%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $830,220)	830,220 e	**830,220**
Total Investments (cost $212,621,843)	**115.2%**	**212,441,325**
Liabilities, Less Cash and Receivables	**(15.2%)**	**(27,968,661)**
Net Assets	**100.0%**	**184,472,664**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of this security is on loan. At August 31, 2007, the total market value of the fund's
security on loan is $815,197 and the total market value of the collateral held by the fund is $830,220.

c   Purchased on a delayed delivery basis.

d   All or partially held by a broker as collateral for open financial futures positions.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
August 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 8/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	373	76,896,285	December 2007	(139,871)
Financial Futures Short				
U.S. Treasury 5-Year Notes	18	(1,922,063)	September 2007	844

| U.S. Treasury 10-Year Notes | 379 | (41,494,580) | September 2007 | (1,142,551) |
| | | | | **(1,281,578)** |